SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MAN SANG INTERNATIONAL (B.V.I.) LIMITED

(Name of Issuer)

    Ordinary shares, par value US$0.001 per share

(Title of Class of Securities)

    G58 08F 102

(CUSIP Number)

    Kudos Limited

c/o Man Sang International (B.V.I.) Limited

Suite 2208, 22/F Sun Life Tower

The Gateway, 15 Canton Road

Tsimshatsui, Kowloon, Hong Kong

(852) 2317 9888

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 22, 2010

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: G58 08F 102
1.	NAMES OF REPORTING PERSONS Kudos Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,744,323
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,744,323
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,744,323
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Percentage of class calculated based on an aggregate of 63,825,816 ordinary shares, par value US$0.001 per share (“Ordinary Shares”), of the Issuer issued and outstanding, which is comprised of 6,382,582 Ordinary Shares of the Issuer outstanding as of February 19, 2010, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K, dated February 26, 2010 and filed with the Securities and Exchange Commission (“SEC”) on March 1, 2010, plus 57,443,234 Ordinary Shares of the Issuer issued to certain persons pursuant to a merger of a wholly-owned subsidiary of the Issuer with and into China Metro-Rural Limited that occurred on March 22, 2010, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K, dated March 23, 2010 and filed with the SEC on March 24, 2010.

ITEM 1.

(a)	Name of issuer:

Man Sang International (B.V.I.) Limited (the “Issuer”)

(b)	Address of issuer’s principal executive offices:

Suite 2208, 22/F Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong

ITEM 2.

(a)	Name of person filing:

Kudos Limited

(b)	Address of principal business office or, if none, residence:

Room 1008, Tower A, Hunghom Commercial Centre, 39 Ma Tau Wai Road, Hunghom, Kowloon, Hong Kong

(c)	Citizenship:

British Virgin Islands

(d)	Title of class of securities:

Ordinary shares

(e)	CUSIP No.:

G58 08F 102

ITEM 3.

If this statement is filed pursuant to §§ 13d-1(b), 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:                             .

ITEM 4.	Ownership.

(a)	Amount beneficially owned:

5,744,323

(b)	Percent of class:

9.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:

5,744,323

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose of or to direct the disposition of:

5,744,323

(iv)	Shared power to dispose of or to direct the disposition of:

0

ITEM 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KUDOS LIMITED

March 24, 2010	/s/ Tang Yu Wing
	Name:	Tang Yu Wing
	Title:	Director